FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

SEPTEMBER 2004 DISTRIBUTION

INCREASES FROM US$0.12 TO US$0.13

Calgary, Alberta – September 20, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.13 per trust unit will be paid on October 15, 2004 in respect of the September 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business September 30, 2004.  The ex-distribution date is September 28, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Luc Chartrand, President and CEO

The Equity Group Inc.

Telephone (403) 213-2502

Linda Latman (212) 836-9609

Fax  (403) 294-1197                                      Sarah Svindland (212) 836-9611

                                                                       www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com